CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit or Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share	1,697,897	---	---	---

(1)
Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, a registration filing fee of $2,898.00 related to the 1,697,897 shares of common stock included herein that were previously registered on Registration Statement No. 333-141879 pursuant to the prospectus supplements filed by Home Properties, Inc. on April 23, 2007 will continue to apply to such unsold securities.

Filed pursuant to Rule 424(b)(7)
Registration Statement No. 333-165165

Prospectus Supplement, dated March 3, 2010
To Prospectus dated March 3, 2010

HOME PROPERTIES, INC.

 1,697,897 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus of Home Properties, Inc. (referred to as “Home Properties,” “we” or “us”), dated March 3, 2010 (which we refer to as the prospectus).

Our operating partnership, Home Properties, L.P., in October, 2006, issued $200 million of its 4.125% senior exchangeable notes due 2026.  We guaranteed those notes.    Holders may exchange their notes into cash or a combination of cash and common stock, at our option, at any time on or after October 1, 2026, but prior to the close of business on the second business day immediately preceding November 1, 2026, and also under the following circumstances: (i) if the closing sale price of our common stock reaches a specified threshold over a specified time period; (ii) if the notes have been called for redemption; or (iii) upon the occurrence of certain other specified events.  Upon an exchange of notes, the operating partnership will deliver cash for the lesser of the exchange value and the principal amount of the notes and, at our option, cash or shares of Home Properties’ common stock for the exchange value in excess of the principal amount of the notes.  The exchange value will be based on the exchange rate and the then-trading price of the common shares.  The initial exchange rate is subject to adjustment in certain circumstances.  The number of shares registered under this prospectus supplement assumes that the initial exchange rate has been adjusted to the maximum provided for under the indenture pursuant to which the notes were issued ($16.0901 shares per $1,000).  This prospectus supplement supplements the prospectus with respect to the resale by the selling securities holders of the shares of common stock which we may issue to the selling securities holders upon exchange of the notes.

The notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933.  The notes and the shares of common stock have not been registered under the Securities Act of 1933, or any state securities laws, and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state laws.  Certain of the holders of the notes have requested that we include shares of common stock which such holders may acquire upon exchange of their notes for resale pursuant to this prospectus supplement.

If the selling securities holders  receive common stock, they may from time to time offer and sell the common stock on the New York Stock Exchange or otherwise and they may sell the common shares at market prices or at negotiated prices.  They may sell the common stock in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 under the Securities Act of 1933 or otherwise.  If the holders sell the common stock through brokers, they expect to pay customary brokerage commissions and charges.

We will not receive any of the proceeds of any sale of our common stock by any selling security holder.  We have agreed, however, to pay expenses of the registration.  Our registration of the common stock and issuance of the prospectus and this prospectus supplement with respect thereto does not necessarily mean that the holders of the notes will exchange them or, if they do exchange them, that the exchange value will exceed the principal amount of the notes; that we will elect to pay any such excess with shares of common stock; or that the selling securities holders will elect to sell any such shares.

This prospectus supplements information contained in the prospectus.  This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus.  This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto.  The prospectus and this prospectus supplement form a part of a registration statement filed by us with the Securities and Exchange Commission.

Our common stock is listed on the New York Stock Exchange under the symbol “HME.”

Investing in our common stock involves various risks.  See “Risk Factors” beginning on page 1 of the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement, together with the prospectus, constitutes the offer of 1,697,897 shares of our common stock issuable, at our option, upon exchange of notes by the selling securities holders.

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The date of this prospectus supplement is March 3, 2010

SELLING SECURITIES HOLDERS

The selling securities holders are those holders of shares of our common stock issuable upon exchange of the notes, if any.  The issuance of this prospectus supplement does not necessarily mean that the holders of the notes will exchange them or, if they do exchange them, that the exchange value will exceed the principal amount of the notes; that we will elect to pay any such excess with shares of common stock; or that the selling securities holders will elect to sell any such shares of common stock they may receive upon an exchange.  In connection with the offer and sale of the notes, we agreed to register the shares of common stock for resale by the holders.  We will not receive any of the proceeds of any sale of our common stock by any selling securities holder.

           No notes have been exchanged as of the date of this prospectus supplement.  We may determine not to issue shares of common stock in exchange for notes tendered for exchange and, instead, pay the excess, if any, of the exchange price over the principal amount of the exchanged notes in cash.  The selling securities holders may offer all, some or none of the common stock issuable upon exchange of the notes if any shares are issued.

We have assumed for purposes of this prospectus supplement that the selling securities holders will exchange all of their notes, that we will issue shares of common stock for the excess of the exchange value over the principal amount of the note, that the exchange value is the maximum provided for under the indenture (16.0901 per $1,000), and that the selling securities holders will sell all of such shares of common stock pursuant to this prospectus supplement and the prospectus.  If shares of our common stock are issued in the future in respect of the notes, if the holders of those shares give us notice that they intend to sell the shares pursuant to this prospectus supplement and the prospectus, and if the rules of the Securities and Exchange Commission so require at that time, we will file a further prospectus supplement, or include information in a periodic report filed with the SEC, naming the selling shareholders and such other information as may be required.

PLAN OF DISTRIBUTION

Selling securities holders may use this prospectus supplement and the prospectus in connection with resales of the shares of common stock they may receive upon exchange of their 4.125% senior exchangeable notes due 2026.

Selling securities holders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.  The selling securities holders will receive all the proceeds from the sale of the securities.  We will not receive any proceeds from sales by selling securities holders.

The selling securities holders may, from time to time, sell any or all of the shares of our common stock beneficially owned by them and offered hereby directly or through one or more broker-dealers or agents.  The selling securities holders will be responsible for any agent’s commissions.  The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The selling securities holders may use any one or more of the following methods when selling shares:

•	on the NYSE or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	though swaps or other derivatives,

•	in privately negotiated transactions,

•	broker-dealers may agree with the selling securities holders to sell a specified number of such shares at a stipulated price per share,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	through the settlement of short sales,

•	a combination of any such methods of sale, and

•	any other method permitted pursuant to applicable law.

The selling securities holders may also sell shares under Rule 144 under the Securities Act rather than under this prospectus or any accompanying prospectus supplement.

In addition, the selling securities holders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling securities holders.  The selling securities holders may also sell shares short and deliver the shares to close out such short position.  The selling securities holders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus supplement.

Broker-dealers engaged by the selling securities holders may arrange for other broker-dealers to participate in sales.  If the selling securities holders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securities holders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

The selling securities holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling securities holders will be subject to the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of common stock by the selling securities holders and their affiliates.

There can be no assurance that the selling securities holders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus supplement forms a part.